FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: August 11, 2004                                                             By :    /s/David Patterson/s/
    Title:     Chairman

TERRA NOVA GOLD CORP.

TSX Venture Exchange Symbol: TGC
Frankfurt Stock Exchange Symbol: GLT
Berlin Stock Exchange Symbol: GLT
August 10, 2004

DRILLING BEGINS AT CAPE RAY GOLD PROJECT

Harvey Keats, President of Terra Nova Gold Corp. announces that drilling is underway on the Cape Ray Gold Project, located in southwest Newfoundland.

A minimum of 2,500 metres of drilling is planned for the 2004 program, consisting of 7 to 9 diamond drill holes. The drill program will consist of in-fill drilling, drilling to test the strike and down-plunge extent of the known mineralization at the 04 deposit and drilling to test the potential between the 04 and 41 deposits. The 04 deposit was the site of the Company’s spring 2003 drill program, where five of six holes encountered significant gold mineralization (see News Releases of June 17 and 23, 2003). Down-plunge drilling in the spring 2003 program confirmed that the 04 deposit remains open at depth.

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit; 3) the Isle aux Morts claim group, which contains the Isle aux Morts deposit.

Kerry Sparkes, Director of the Company, is the designated Qualified Person responsible for the technical information in this news release.

On behalf of the Board of Directors,
TERRA NOVA GOLD CORP.

“Harvey Keats”
President

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's registration statement on Form 20-F filing with the United States Securities and its home jurisdiction filings that are available at www.sedar.com.
TERRA NOVA GOLD CORP.
3rd Floor, 157 Alexander Street, Vancouver, B.C. Canada V6A 1B8
Tel: (604) 684-0561 ? Fax: (604) 602-9311 ? Toll Free: 1-800-565-5336
Web: www.terranovagold.com ? E-Mail: terranova@bed-rock.com

No regulatory authority has approved or disapproved the information contained in this news release.